

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2018

Ronald C. Renaud, Jr.
President and Chief Executive Officer
Translate Bio, Inc.
200 Sidney Street, Suite 310
Cambridge, Massachusetts 02139

Re: Translate Bio, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Filed March 30, 2018
CIK No. 0001693415

Dear Mr. Renaud:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Our Pipeline, page 3

1. We note your response to prior comment number 3 and we re-issue the comment. It is not appropriate to include programs in your pipeline chart for which no product candidate is sufficiently advanced to identify such candidate in the prospectus. Please revise the pipeline chart to include only those programs for which a product candidate is identified.

Capitalization, page 69

2. Please explain how you derived the pro forma stockholders' equity amount of $100,677

thousand as of December 31, 2017 given that the number of shares of common stock to be issued to Shire has not been stated herein.

Notes to Consolidated Financial Statements
10. Income Taxes, page F-34

3.   Please revise your disclosure to state that provisional amounts will be finalized no later than the fourth quarter of 2018 rather than 2019, as that is one year from when the Tax Act was signed into law.

You may contact Vanessa Robertson at (202) 551-3649 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Cynthia Mazareas